Shearman & Sterling llp
525 MARKET STREET | SAN FRANCISCO | CA | 94105-2723
WWW.SHEARMAN.COM | T +1.415.616.1100 | F +1.415.616.1199

mhyland@shearman.com	October 31, 2008
415-616-1181
Via Edgar and Federal Express
Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Levi Strauss & Co. Form 10-K for the Fiscal Year Ended November 25, 2007 Filed February 12, 2008 File No. 2-90139
Dear Ms. Blye:
We submit this letter on behalf of our client, Levi Strauss & Co. (the “Company”), a Delaware corporation. We refer to the Staff’s comment letter dated October 17, 2008 with respect to the Office of Global Security Risk’s review of the Company’s above-referenced filing.
Set forth below is the response to the comment letter. For your convenience, the text of the Staff’s comment has been included in this letter and the number below corresponds to the numbered paragraph in the comment letter.
In connection with responding to the Staff’s comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934; the Staff’s comments and the changes to the disclosure in the Company’s filings in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as

Securities and Exchange Commission	October 31, 2008

a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
1.	On page 6 of your Form 10-K, you state that you have sourced products in several regions such as “Central America (including Mexico and the Caribbean) . . . the Middle East and Africa.” The referenced regions are generally understood to include Cuba, Iran, Syria, and Sudan, countries that are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding your contacts with Cuba, Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through direct or indirect arrangements. Your response should describe any products you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
Response:
The Company does not directly or indirectly source any of its products from suppliers in Cuba, Iran, Syria or Sudan. In addition, the Company does not sell its products directly to consumers or wholesale customers in Cuba, Iran, Syria or Sudan, does not have distributors, sales agents or franchisees for its products in these countries, nor does it have any contacts with the governments of these countries or entities controlled by these governments. Furthermore, the Company does not currently intend to source or sell any of its products in these countries.
In fact, the Company’s contact with these countries has been very limited. The Company routinely takes actions to protect its intellectual property rights in many countries throughout the world, including Cuba, Iran, Syria and Sudan. In connection therewith, the Company has used local trademark agent firms in these countries to assist with the registration of trademarks. However, contact with these firms has been minimal and solely limited to trademark registration activities.
The Company acknowledges, however, that once a product legally enters the stream of commerce, it cannot completely prevent further resales or distributions of that product. For example, the Company is aware that some of its products have appeared in the marketplace in countries such as Cuba, Iran, Syria and Sudan from time to time, and in each instance it has been without the Company’s permission. Counterfeit product, appearing to carry the Company’s brand names, also appears in these countries. Therefore, products bearing the Company’s brand names (legitimately or otherwise) may be sold into these countries from time to time without the permission of, awareness by or financial gain to the Company. However, the Company itself does not directly sell any of its products into these countries.

Securities and Exchange Commission Page 3	October 31, 2008
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Thank you for your assistance in this matter. If you have any questions or require additional information with respect to any of the matters discussed in this letter, please call the undersigned at (415) 616-1181.

Yours Sincerely,
/s/ Mark K. Hyland
Mark K. Hyland

cc:	Pradip Bhaumik, Special Counsel, Division of Corporation Finance
William Friar, Special Counsel, Division of Corporation Finance
T. Gary Rogers, Chairman, Levi Strauss & Co.
John Anderson, President and Chief Executive Officer, Levi Strauss & Co.
Hilary K. Krane, Senior Vice President and General Counsel, Levi Strauss & Co.
Jennifer Chaloemtiarana, Global Finance and Governance Counsel, Levi Strauss & Co.
John D. Wilson, Shearman & Sterling LLP